UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission file number 001-37775

BROOKFIELD BUSINESS PARTNERS L.P.
(Exact name of Registrant as specified in its charter)

73 Front Street, Fifth Floor
Hamilton, HM 12
Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Exhibits 99.1, 99.2 and 99.5 included in this Form 6-K are incorporated by reference into Brookfield Business Partners L.P.’s registration statements on Form F-3 (File Nos. 333-264630, 333-258765, 333-273181 and 333-273180-01).

INFORMATION CONTAINED IN THIS FORM 6-K

Brookfield Business Partners L.P. (“BBU”) has adopted IFRS 17 – Insurance contracts (“IFRS 17”), a comprehensive standard that establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts. The adoption of IFRS 17 is mandatory for annual periods beginning on or after January 1, 2023.

Accordingly, BBU is providing new consolidated audited financial statements and related notes, in conformity with IFRS 17, for all periods presented in BBU’s Annual Report on Form 20-F for the year ended December 31, 2022, as filed with the Securities and Exchange Commission on March 7, 2023 (the “BBU Form 20-F”).

Included herein as Exhibit 99.1 are the recast audited combined consolidated financial statements and related notes of BBU as of December 31, 2022 and December 31, 2021, and for each of the three years in the period ended December 31, 2022 (the “Recast Audited Consolidated Financial Statements”). The Recast Audited Consolidated Financial Statements supersede “Item 18. Financial Statements” in the BBU Form 20-F. Additionally, included herein as Exhibit 99.2 is the recast Management’s Discussion and Analysis, which relates to the Recast Audited Consolidated Financial Statements (the “Recast Management’s Discussion and Analysis”). The Recast Management’s Discussion and Analysis supersedes “Item 5. Operating and Financial Review and Prospects” in the BBU Form 20-F.

As this Report on Form 6-K is being filed only for the purpose described above, the other information in the BBU Form 20-F remains unchanged. No attempt has been made in this Report on Form 6-K to modify or update disclosures in the BBU Form 20-F except for the items noted above and as described above. Information within the BBU Form 20-F not affected by this Report on Form 6-K is unchanged and reflects the disclosure made at the time of the BBU Form 20-F. Accordingly, this Report on Form 6-K should be read in conjunction with the BBU Form 20-F.

EXHIBIT LIST

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit

99.1	Brookfield Business Partners L.P.’s audited consolidated financial statements for the year ended December 31, 2022
99.2	Brookfield Business Partners L.P.’s management’s discussion and analysis for the year ended December 31, 2022
99.3	Certification of Annual Filings of Cyrus Madon, Chief Executive Officer, Brookfield Business Partners L.P., pursuant to Canadian law
99.4	Certification of Annual Filings of Jaspreet Dehl, Chief Financial Officer, Brookfield Business Partners L.P., pursuant to Canadian law
99.5	Consent of Deloitte LLP, dated September 26, 2023
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2023	BROOKFIELD BUSINESS PARTNERS L.P. by its general partner, BROOKFIELD BUSINESS PARTNERS LIMITED
	By:	/s/ Jane Sheere
Name: Jane Sheere Title: Corporate Secretary